                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

                             (AMENDMENT NO. 2)/1/

                      UNITED VIDEO SATELLITE GROUP, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   913155107
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            STEPHEN M. BRETT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           TELE-COMMUNICATIONS, INC.
                               5619 DTC PARKWAY
                             ENGLEWOOD, CO  80111
                                (303) 267-5500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                JANUARY 8, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent

                        (continued on following page).

------------------------------------------

/1/The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 pages

-----------------------                                  ---------------------
  CUSIP NO. 913155107            SCHEDULE 13D              PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TELE-COMMUNICATIONS, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER        28,892,054 SHARES
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                               0 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER   28,892,054 SHARES
                     9
    REPORTING

   PERSON WITH     -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                                                            0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      28,892,054 SHARES

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          73.1%

          Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to ten votes per share, the Reporting Person owns equity securities of the Company representing approximately 93.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               Amendment No.2 to

                                 SCHEDULE 13D

                                 Statement Of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                      UNITED VIDEO SATELLITE GROUP, INC.

          This Report amends and restates in its entirety the Report on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on February 2, 1996 ("Original Report"), as it was amended and supplemented by Amendment No. 1 to the Original Report filed with the SEC on January 14, 1998 ("Amendment No. 1" and together with the Original Report, the "TCI Schedule 13D"). This Report constitutes Amendment No. 2 to the TCI
Schedule 13D; it is filed solely for the purpose of restating electronically the Original Report, because the Original Report was not restated electronically by Amendment No. 1. The information in this report is only as of January 14, 1998, the date Amendment No. 1 was filed. This Report does not report any material change to the information on the TCI Schedule 13D that may have occurred since the date that Amendment No. 1 was filed. Any material change to such information since such date will be reported by the filing of an Amendment No. 3 to the TCI Schedule 13D.

ITEM 1.   SECURITY AND ISSUER
          -------------------

     Item 1 of the TCI Schedule 13D is hereby restated in its entirety as follows:

          This Report on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of United Video Satellite Group, Inc., a Delaware corporation (the "Company"), and includes information regarding (i) the Class A Common Stock and (ii) the Class B Common Stock, par value $.01 per share, of the Company (the "Class B

                              Page 3 of 15 pages

Common Stock"). Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

          The principal executive offices of the Company are at 7140 South Lewis, Tulsa, Oklahoma 74136-5422. The business of the Company is to provide satellite-delivered video, audio, data and program promotion services to cable television systems, satellite dish owners, radio stations and private network users.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     Item 2 of the TCI Schedule 13D is hereby amended and restated in its entirety as follows:

          This Report is being filed by Tele-Communications, Inc. ("TCI" or the "Reporting Person"), a corporation organized under the laws of the State of Delaware. The business address of TCI is 5619 DTC Parkway, Englewood, Colorado 80111. TCI is principally engaged, through its subsidiaries and affiliates, in the acquisition, development and operation of cable systems, assets and interests and cable television programming assets and interests. The business of TCI and its subsidiaries and affiliates is conducted throughout the United States and internationally.

          The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of TCI are set forth in Schedule 1 attached hereto and incorporated herein by reference. TCI is not controlled by any other person.

          During the last five years, neither TCI nor, to the knowledge of TCI, any of the persons set forth on Schedule 1 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws. To the knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Item 3 to the TCI Schedule 13D is hereby amended and restated in its entirety as follows:

          TCI acquired the shares of the Company's common stock pursuant to the Agreement and Plan of Merger dated as of July 10, 1995, as amended (the "Merger Agreement"), among TCI,

                              Page 4 0f 15 pages

TCI Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of TCI ("Merger Sub"), and the Company. The Merger Agreement provided for the merger of Merger Sub with and into the Company (the "Merger"), with the Company as the surviving corporation. The Merger was consummated on January 25, 1996.

          Prior to the Merger, Lawrence Flinn, Jr., the Chief Executive Officer of the Company, held 12,373,294 shares of the Class B Common Stock, representing 100% of the Class B Common Stock outstanding. Pursuant to the Merger Agreement, Mr. Flinn converted half his shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, prior to the closing of the Merger. The remaining 6,186,647 shares of Class B Common Stock were converted in the Merger into shares of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G, par value $.01 per share ("TCI Group Preferred Stock"), and shares of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H, par value $.01 per share ("Liberty Media Group Preferred Stock"), on the basis of one share of TCI Group Preferred Stock and one share of Liberty Media Group Preferred Stock for each share of Class B Common Stock so converted.

          Pursuant to the Merger Agreement, each holder of Class A Common Stock of the Company (other than Mr. Flinn) had the right, but not the obligation, to convert up to 50% of the shares of Class A Common Stock held by such holder into shares of TCI Group Preferred Stock and Liberty Media Group Preferred Stock, on the same basis as the Class B Common Stock converted by Mr. Flinn. The holders of 1,072,733 shares of Class A Common Stock elected to convert such shares in the Merger.

          Pursuant to the Merger Agreement, at the effective time of the Merger, the shares of capital stock of Merger Sub outstanding immediately prior to such effective time (all of which were then owned by TCI) were automatically converted into the number of shares of Class A Common Stock and Class B Common Stock converted into TCI stock in the Merger. Accordingly, in the Merger, TCI became the record and beneficial owner of 6,186,647 shares of Class B Common Stock and 1,072,733 shares of Class A Common Stock (for a total of 7,259,380 shares of Class A Common Stock, on an as-converted basis), and the total consideration paid by TCI for such shares was 7,259,380 shares of TCI Group Preferred Stock and 7,259,380 shares of Liberty Media Group Preferred Stock.

          Subsequent to TCI's acquisition of shares of the Company pursuant to the Merger Agreement (which shares were subject to a 2 for 1 stock split effective March 12, 1996), TCI acquired 12,373,294 additional shares of Class A Common Stock (the "Shares") from Lawrence Flinn, Jr. ("Flinn"), the Company's founder and Chairman Emeritus, pursuant to a Stock Purchase Agreement, dated January 8, 1998, among Flinn, TCI and TCI UVSG, Inc., a wholly owned subsidiary of TCI. The Shares represented all of the capital stock of the Company owned by Flinn prior to the transaction. In exchange for the Shares, TCI issued to Flinn 4,891,163 shares of Tele-Communications, Inc. Series A Liberty Media Group Common Stock and 6,344,406 shares of Tele-Communications, Inc. Series A TCI Ventures Group Common Stock. TCI and Flinn also entered

                              Page 5 of 15 pages
into a Registration Rights Agreement, dated January 8, 1998, pursuant to which TCI agreed to give Flinn registration rights for the shares of TCI he received in the transaction. The transaction was consummated on January 12, 1998.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

     Item 4 to the TCI Schedule 13D is hereby amended and restated in its entirety as follows:

PURPOSE OF THE MERGER; OPERATION OF THE COMPANY FOLLOWING THE MERGER

          The purpose of the Merger was to make an equity investment in, and to acquire voting control of, the Company, so that TCI may participate financially in any future growth of the Company.

          TCI believes that the availability of electronic program guide services is an increasingly important element of video programming delivery due to developments in technology which are increasing the volume and variety of video programming. TCI believes that the Company is well positioned to offer quality products and services and to successfully manage their transition as new technologies are introduced.

          TCI operates, or is an investor in, businesses which are similar to those of the Company in the development of interactive electronic program guides, direct-to-home satellite programming sales and the provision of superstation programming. TCI believes that it will be able to work well with the Company to identify industry trends, adapt products and services to coincide with technological and marketplace developments, gain economies of scale and manage the businesses for continued growth.

          It is currently expected that the business and operations of the Company will be conducted substantially as they were conducted prior to the Merger. TCI will, however, continuously evaluate the business and operations of the Company (as well as those of its other subsidiaries) and take such actions as it deems appropriate under then existing circumstances.

AMENDMENT OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

          Pursuant to the Merger Agreement, upon consummation of the Merger, the Company's certificate of incorporation was amended and restated to modify several of its provisions, including, without limitation, those regarding the number of authorized shares of Class A Common Stock and Class B Common Stock, share distributions, merger consideration, the number and term of the Company's directors, removing directors, amendment of Bylaws, the calling of special meetings, the ability of the stockholders to act without a meeting and indemnification of directors and officers. Pursuant to the Merger Agreement, immediately after the consummation of the Merger, the Board of Directors of the Company amended certain provisions of the Company's Bylaws,

                                Page 6 of 15 pages
including, without limitation, provisions governing the election of directors, the vote of the Board required to take certain actions (including increasing or decreasing the size of the Board, filling vacancies on the Board, removing directors, establishing an executive committee of the Board, appointing and removing officers and calling special meetings of the Board), the ability of the stockholders to amend the Bylaws, the ability of the stockholders to remove directors, the procedures required for stockholders to nominate directors, the notice procedures relating to calling meetings of the Board and the calling of special meetings of stockholders. The indemnification provisions for the Company's officers and directors were removed from the Bylaws and included in the Company's restated certificate of incorporation.

CHANGES IN THE COMPANY'S BOARD OF DIRECTORS; EXECUTIVE OFFICERS

          Pursuant to the Merger Agreement, immediately following the effectiveness of the Merger, all directors of the Company, other than Mr. Flinn, resigned from the Company's Board of Directors, and Mr. Flinn, as the remaining director, elected as directors Roy L. Bliss, President and Chief Operating Officer of the Company, Peter C. Boylan III, Executive Vice President and Chief Financial Officer of the Company, and the following nine persons nominated by
TCI: Colleen Abdoulah, David P. Beddow, William J. Bresnan, Anthony L. Coelho, Paul A. Gould, Bruce W. Ravenel, Larry E. Romrell, J.C. Sparkman and J. David Wargo. Following the Merger, the Board of Directors may be of such size and include such additional nominees of TCI as TCI may determine in its sole discretion.

          TCI does not currently intend to change the executive officers of the Company.

STOCKHOLDER AGREEMENT

          In connection with the Merger, the Company and TCI entered into a Stockholder Agreement, which provides, among other things, for TCI to vote its shares of the Company's capital stock in any general election of directors in favor of the election of Messrs. Bliss and Boylan as directors so long as they are executive officers of the Company and of Mr. Flinn as a director so long as he owns at least 20% of the then outstanding equity securities of the Company (or lesser amounts in certain circumstances). The Stockholder Agreement also provides for TCI to vote its equity securities of the Company in the same proportion for or against any transaction for which stockholder approval is required under Delaware corporate law as the equity securities of other stockholders of the Company voting thereon are voted, if TCI or an affiliate of TCI (other than the Company and its subsidiaries) would be a party to the transaction or a direct or indirect beneficiary of the transaction (except in its capacity as a stockholder of the Company), unless such transaction is approved by a majority of the Disinterested Directors of the Company (as such term is defined therein).

          The Stockholder Agreement also provides that if the Company proposes to enter into any merger or consolidation subject to Article IV, Section A, paragraph 6 of the Company's restated

                              Page 7 of 15 pages
certificate of incorporation (which provision requires that in any merger or consolidation of the Company holders of Class A Common Stock and Class B Common Stock receive, on a per share basis, consideration of substantially equivalent value, as determined in good faith by the Company's Board of Directors) then, unless a majority of the Disinterested Directors of the Company determines (and, if requested by any Disinterested Director, the Company obtains an opinion from an independent financial advisor to that effect) that the consideration to be received by the holders of the Class A Common Stock in such transaction is substantially equivalent in value, on a per share basis, to the consideration to be received by the holders of the Class B Common Stock in such transaction, taking into account all relevant factors, including, without limitation, the anticipated tax treatment of such consideration to the holders of the Class A Common Stock and Class B Common Stock, TCI shall not permit its equity securities in the Company to be voted in favor of such merger or consolidation in any greater percentage than the percentage in which the equity securities of the other stockholders of the Company voting on such transaction are voted in favor of such merger or consolidation. Notwithstanding the foregoing to the extent that the holders of the Class A Common Stock and holders of the Class B Common Stock, respectively, are entitled to receive in any merger or consolidation (pursuant to any election or otherwise), securities that do not differ in any respect other than their relative voting rights and related difference in designation, conversion and share distribution provisions, which differences would be permitted in a share distribution under the Company's restated certificate of incorporation, such relative voting rights and related differences in designation, conversion and share distribution provisions are to be disregarded in determining the per share value of the consideration to be received by the holders of the Class A Common Stock and the Class B Common Stock, respectively, as required under the Company's restated certificate of incorporation.

          The Disinterested Directors will initially include Messrs. Flinn, Bliss, Boylan, Bresnan, Gould and Sparkman.

DISCUSSIONS WITH NEWS CORPORATION

          Prior to entering into the Merger Agreement with TCI, the Company had discussions with News Corporation of America ("News Corporation") regarding the possible combination of the Company's Prevue Networks subsidiary and TV Guide On Screen, a joint venture between TCI and News Corporation in the electronic guide business. On June 6, 1995, News made a proposal to acquire the Company's Prevue Networks and SpaceCom subsidiaries in a complex transaction that the Company's Board of Directors concluded was less favorable to the Company and its stockholders than that then being discussed with TCI. Discussions between the Company and News Corporation continued intermittently until shortly before the Company's Board of Directors approved the transaction with TCI on June 19, 1995.

          TCI and the Company have since recommenced discussions with News Corporation to explore the possibility of a business combination, joint venture, strategic alliance or other transaction involving the Company's Prevue Networks and the assets and operations of TCI and

                              Page 8 of 15 pages

News Corporation in the electronic guide business. No specific business proposal regarding such a possible transaction has been formulated, and there can be no assurance that any such proposal would be feasible.

INCORPORATION BY REFERENCE

          Copies of the Merger Agreement (without exhibits), the Stockholder Agreement, the restated certificate of incorporation of the Company and the amended Bylaws of the Company have been filed as Exhibits to this Report and are hereby incorporated by reference herein in their entireties and the descriptions contained herein of such documents are qualified in their entireties by reference to such Exhibits.

PURPOSE OF SECOND STOCK PURCHASE

          The purpose of the purchase of Flinn's shares in January 1998 was to increase TCI's ownership of and involvement in the businesses conducted by the Company.

NO OTHER PRESENT PLANS OR PROPOSALS

          Other than as described herein, TCI does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

          Notwithstanding anything contained herein, TCI reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     Item 5 of the TCI Schedule 13D is hereby restated in its entirety as follows:

                              Page 9 of 15 pages

          (a) TCI beneficially owns 26,892,054 shares of Class A Common Stock, representing approximately 73.1% of the outstanding shares of Class A Common Stock (assuming, in each case, the conversion of all outstanding shares of Class B Common Stock, all of which are owned by TCI). If the Class B Common Stock is not deemed to have been converted, TCI beneficially owns 14,518,760 shares of Class A Common Stock, representing 59.5% of the outstanding shares of Class A Common Stock. TCI beneficially owns 12,373,294 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder thereof into one share of Class A Common Stock.

          Each share of Class A Common Stock has one vote, and each share of Class B Common Stock has ten votes, on all matters presented to the holders of such shares. The Class A Common Stock and Class B Common Stock vote together as a single class for the election of directors and on all other matters to be voted on by the stockholders of the Company, except as required by law. The shares of Class A Common Stock and Class B Common Stock held of record by TCI represent approximately 93.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class.

          (b) TCI has sole power to vote all 14,518,760 shares of Class A Common Stock and all 12,373,294 shares of Class B Common Stock owned beneficially and of record by TCI.

          TCI has sole power to dispose of all 14,518,760 shares of Class A Common Stock and all 12,373,294 shares of Class B Common Stock owned beneficially and of record by TCI.

          (c) Except as described in Item 3, neither TCI nor to the best knowledge of TCI, any of the persons named on Schedule 1 to the TCI Schedule 13D has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company's common stock owned beneficially and of record by TCI.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
          --------------------------------------------------------------------
          TO THE SECURITIES OF THE ISSUER
          -------------------------------

     Item 6 of the TCI Schedule 13D is hereby restated in its entirety as follows:

          The information in Item 3 and Item 4 above is hereby incorporated by reference herein.

                              Page 10 of 15 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

     Item 7 of the TCI Schedule 13D is hereby amended and restated in its entirety as follows:

          The exhibits listed on the accompanying Exhibit Index have been incorporated by reference as part of this Statement and such Exhibit Index is incorporated herein by reference.

          The exhibits listed on the accompanying Exhibit Index were filed in paper format with the Original Report. Pursuant to Rule 13d-2(e) and Rule 101(2)(ii) of Regulation S-T, these exhibits are not being restated with this Report.


                         [Signature on following page]

                              Page 11 of 15 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 13, 1998


                              TELE-COMMUNICATIONS, INC.


                                  /s/ Stephen M. Brett
                              By: _____________________________________
                                  Name:  Stephen M. Brett:
                                  Title: Executive Vice President and
                                         General Counsel

                              Page 12 of 15 pages

                                  SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                                                           Principal Business
                                                                           or Organization in
                              Principal Occupation and                     Which Such Employment
Name                          Business Address                             Is Conducted
----                          -----------------------------                ------------------------
John C. Malone                Chairman of the Board; Chief Executive       Cable television & telecommunications
                              Officer and Director of TCI                  & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111

Donne F. Fisher               Consultant and Director of TCI;              Cable television & telecommunications
                              Business Executive                           & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111

John W. Gallivan              Director of TCI; Director of                 Newspaper publishing
                              Kearns-Tribune Corporation
                              400 Tribune Building
                              Salt Lake City, UT 84111

Paul A. Gould                 Director of TCI; an Executive Vice           Investment banking services
                              President and a Managing Director of
                              Allen & Company Incorporated
                              711 5/th/ Avenue
                              New York, New York 10022

Leo J. Hindery, Jr.           President and Director of TCI                Cable television & telecommunications
                              5619 DTC Parkway                             & programming services
                              Englewood, CO 80111

Kim Magness                   Director of TCI; Business Executive          Management of various business
                              4000 E. Belleview                            enterprises
                              Englewood, CO 80111

Robert A. Naify               Director of TCI;                             Motion Picture
                              President and C.E.O of                       Industry
                              Todd-AO Corporation;
                              172 Golden Gate Avenue
                              San Francisco, CA 94102

Jerome H. Kern                Director of TCI; Business Consultant;        Business Consultant; Law
                              Special Counsel to Baker & Botts, L.L.P
                              5619 DTC Parkway
                              Englewood, CO 80111

J C Sparkman                  Consultant & Director of TCI                 Cable television & telecommunications
                              5619 DTC Parkway                             & programming services
                              Englewood, CO 80111



                              Page 13 of 15 pages

                                                                           Principal Business
                                                                           or Organization in
                              Principal Occupation and                     Which Such Employment
Name                          Business Address                             Is Conducted
----                          -----------------------------                ------------------------
Robert R. Bennett             Executive Vice President of TCI              Cable television & telecommunications
                              5619 DTC Parkway                             & programming services
                              Englewood, CO 80111

Gary K. Bracken               Executive Vice President & Controller        Cable television & telecommunications
                              of TCI Communications, Inc,                  & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111

Stephen M. Brett              Executive Vice President, Secretary          Cable television & telecommunications
                              & General Counsel of TCI                     & programming services
                              5619 Parkway
                              Englewood, CO 80111

Gary S. Howard                Executive Vice President OF TCI              Cable television & telecommunications
                              5619 DTC Parkway                             & programming services
                              Englewood, CO 80111

Marvin L. Jones               Executive Vice President                     Cable television & telecommunications
                              and COO of TCI Communications, Inc.          & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111

Larry E. Romrell              Executive Vice President of TCI              Cable television & telecommunications
                              5619 DTC Parkway                             & programming services
                              Englewood, CO 80111


Bernard W. Schotters, II      Senior Vice President                        Cable television & telecommunications
                              & Treasurer of TCI                           & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111


                              Page 14 of 15 pages

                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
-------        -----------


Exhibit 1 Agreement and Plan of Merger dated as of July 10, 1995, among Tele-Communications, Inc., TCI Merger Sub, Inc. and United Video Satellite Group, Inc. (Incorporated herein by reference to Exhibit 2.1 to TCI's Registration Statement on Form S-4 filed December 22, 1995 (Registration No. 33-65311) (the "December 1995 Registration Statement"), which Exhibit was included as Appendix I-A to the Proxy Statement/Prospectus which is a part of the December 1995 Registration Statement (the "December 1995 Proxy Statement/Prospectus").)

Exhibit 2 Amendment No. 1 dated as of December 18, 1995, to the Agreement and Plan of Merger. (Incorporated herein by reference to Exhibit
               2.2 to the December 1995 Registration Statement, which Exhibit was included as Appendix I-B to the December 1995 Proxy Statement/Prospectus.)

Exhibit 3 Form of Restated Certificate of Incorporation of United Video Satellite Group, Inc. (Incorporated by reference to Exhibit 99.4 to the December 1995 Registration Statement, which Exhibit was included as Appendix IV to the December 1995 Proxy
               Statement/Prospectus.)

Exhibit 4 Form of Bylaws of United Video Satellite Group, Inc. (Incorporated by reference to Exhibit 99.5 to the December 1995 Registration Statement.)

Exhibit 5 Stockholder Agreement dated as of January 25, 1996, between United Satellite Video Group, Inc. and Tele-Communications, Inc. (Incorporated by reference to Exhibit 99.6 to the December 1995 Registration Statement.)

                              Page 15 of 15 pages